Mail Stop 4561

May 25, 2010

Robert V. LaPenta
Chairman, President and Chief Executive Officer
L-1 Identity Solutions, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

        Re: **L-1 Identity Solutions, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               File No. 001-33002

Dear Mr. LaPenta:

We have reviewed your response letter dated May 13, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 27, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part II

Item 5. Market for Registrant's Common Equity…, page 33

1.   We note your response to prior comment 1. Please amend your Form 10-K to include the omitted disclosure responsive to Item 201(d) of Regulation S-K. Including this disclosure in Part II, Item 5 of your Form 10-Q for your first fiscal quarter is not responsive to the disclosure requirements of Form 10-K and does not facilitate investor access to this required information.

Consolidated Statements of Operations, page F-4

2.   We note your response to prior comment 5. Consider explaining the basis for your classification in accordance with Rules 5-03.1 and 2 of Regulation S-X within your disclosures, addressing revenue from maintenance and driver's license production contracts. Ensure that the amounts within your supplemental disclosures of the major classes of revenues presented in Note 3 can be reconciled to the line items within revenues on the statements of operations.

Part III (incorporated by reference to Definitive Proxy Statement filed on March 16, 2010)

Item 11. Executive Compensation

Executive Compensation, page 22

3.   You do not appear to have included a table regarding Option Exercises and Stock Vested. Please advise as to whether disclosure should have been included pursuant to Item 402(g) of Regulation S-K.

4.   You do not appear to have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Related Transactions

Retention of Stone Key Partners LLC, page 52

5.   Please disclose the fee structure of this agreement -- including without limitation the portion of the fee that is payable whether or not a transaction is consummated -- rather than describing the fees as "customary." Please also disclose Mr. Urfirer's personal interest in the fee. See Item 404(a) of Regulation S-K.

Procedures for Approval of Related Party Transactions, page 52

6.   Your procedures for approval of related party transactions do not appear to cover transactions between the company and security holders covered by Item 403(a) of Regulation S-K. Please advise. See Item 404(b) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to David L. Orlic, Staff Attorney, at (202) 551-3503 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief